Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Allied Gold Mining Plc
ACN/ARSN	104 855 067

1. Details of substantial holder (1)

Name	Legal & General Investment Management
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	29/02/2012
The previous notice was given to the company on	20/09/2011
The previous notice was dated	20/09/2011

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	14,620,311	7.32%	17,932,662	8.77%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		Appendix A			
		Appendix B			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		Appendix C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Legal & General Investment Management Plc	One Coleman Street, London EC2R 5AA, United Kingdom

Signature

print name	Paul Toon	capacity	Authorised Signatory
sign here		date	01/03/2012

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

New FOGS Report ART UPDATED

Last updated 01-Mar-2012 11:44:35

Parent ID

Fund / Book : (AR) UK ABSOLUTE FUND 9461 **Date :** 29-FEB-2012 **Base Currency :** GBP

Inst Class	Ctry	Inst Ccy	Market	Market (ctry)	Uly Ident (	Uly Ident (ISIN)	Security	Uly Sec	LSF	Posn
Contract for Differe	Australia	GBP	LSE	United Kingdo	B44QD50	GB00B44QD507	ALLIED GOLD MINING PLC (LN)- CFD (ML-9461 ML CFD ACCOUNT-GBP)	ALLIED GOLD MINING PLC (LN)	Long	103,334

A

LDO8FLG5 - V1.0

T R A N S A C T I O N   H I S T O R Y   P R I N T

Page 1
Time 12:31 PM
Date 01 MAR 12

3160 LINKED PENSION EQUITY FUND

Valuation currency: UK STERLING

B44QDS0 ALLIED GOLD MINING PLC GBP0.1

From 24 FEB 12 To Latest

Current Holding 4,719,062

Deal values

<----------------Current Book Costs--------------->		
Base GBP	Valuation GBP	Security GBP
5,420,859.31	5,420,859.31	5,420,859.31

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
29 FEB 12 PURCHASE	2,042,765	2,042,765	GBP1.143	EMERRI	2,346,555.80	2,346,555.80	2,346,555.80			3299499
29 FEB 12 PURCHASE	2,676,297	4,719,062	GBP1.143	EMERRI	3,074,303.51	3,074,303.51	5,420,859.31			3299502

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Time 12:31 PM
Date 01 MAR 12

4586 SWIP MULTI MANAGER UK EQUITY

Valuation currency: UK STERLING

B44QDS0 ALLIED GOLD MINING PLC GBP0.1

From 24 FEB 12 To Latest

Current Holding 0

Deal values

<----------------Current Book Costs--------------->		
Base GBP	Valuation GBP	Security GBP
0.00	0.00	0.00

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
29 FEB 12 SALE	-2,676,297	0	GBP1.143	EMERRI	-3,059,006.47	-4,969,729.18	0.00	-1,910,722.71		3299500

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Time 12:31 PM
Date 01 MAR 12

9038 GROWTH TRUST

Valuation currency: UK STERLING

B44QDS0 ALLIED GOLD MINING PLC GBP0.1

From 24 FEB 12 To Latest

Current Holding 0

Deal values

<----------------Current Book Costs--------------->		
Base GBP	Valuation GBP	Security GBP
0.00	0.00	0.00

Date	Nominal	Resultant Nominal	Price	Broker	Cost/ Proceeds	Book Cost	Resultant Book Cost	Profit /Loss	Accrued	Ref.
29 FEB 12 SALE	-2,042,765	0	GBP1.143	EMERRI	-2,334,879.40	-3,790,592.96	0.00	-1,455,713.56		3299498

(C)

FUND	NOMINAL	REGISTRATION	
	793 Disclosure for ALLIED GOLD MINING PLC GBP0.1 (B44QDS0) At C.O.B 29 FEB		
1003	48,000	HSBC BANK PLC A/c 914945	
1909	322,042	HSBC BANK PLC A/c 887711	
1911	113,729	HSBC BANK PLC A/c 775245	
2225	56,000	HSBC BANK PLC A/c 652355	
2240	4,998,078	HSBC BANK PLC A/c 357206	
2260	20,000	HSBC BANK PLC A/c 363605	
2343	610,000	HSBC BANK PLC A/c 969995	
2404	46,600	HSBC BANK PLC A/c 999392	
2549	17,502	HSBC BANK PLC A/c 716734	
3014	400,000	HSBC BANK PLC A/c 978777	
3160	4,719,062	HSBC BANK PLC A/c 282605	
3163	2,066,578	HSBC BANK PLC A/c 667656	
3165	441,000	HSBC BANK PLC A/c 360509	
4074	16,000	NORTHERN TRUST COMPANY, THE A/c PRE04	
4079	55,000	CHASE MANHATTAN BK LONDON A/c 39154	
4122	17,200	NORTHERN TRUST COMPANY, THE A/c EAA22	
4178	30,000	NORTHERN TRUST COMPANY, THE A/c CHU07	
4323	13,400	BANK OF NEW YORK, THE A/c 216020	
4602	119,296	STATE STREET A/c 3BHG	
9028	465,000	NORTHERN TRUST COMPANY, THE A/c LGL01	
9033	54,553	NORTHERN TRUST COMPANY, THE A/c LGE01	
9048	115,000	NORTHERN TRUST COMPANY, THE A/c LWG01	
9151	18,000	NORTHERN TRUST COMPANY, THE A/c LLP01	
9458	25,500	NORTHERN TRUST COMPANY, THE A/c CFN01	
9459	3,229,484	NORTHERN TRUST COMPANY, THE A/c LUA01	
TOTAL	18,017,024		
		+CFD	
L&G	13,858,591		6.783%
LGIM	17,829,328	17,932,662	8.726%
UTM	3,882,037		1.900%
SC	204,318,414		